June 9, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attn.: Jay Webb, Accounting Reviewer

RE:	LTX-Credence Corporation: SEC Response to Comment Letter Company Response dated June 1, 2010, relating to the Form 10-K filing for the Year Ended July 31, 2009 (SEC File No. 000-10761)

Ladies and Gentlemen:

As Principal Financial Officer for LTX-Credence Corporation (the “Company” or “LTXC”), I submit by this letter the supplemental information the Staff of the Securities and Exchange Commission (the “Staff”) has requested. We received the Staff’s follow up comments regarding the Company’s Form 10-K for the year ended July 31, 2009, by letter dated June 1, 2010 from Jay Webb, Accounting Reviewer (the “Comment Letter”). The response set forth below has been organized in the same manner in which the Commission’s follow up comment was organized in the Comment Letter. The Company believes that its responses will satisfy the Staff that there are no material disclosure issues in our prior filings. Accordingly, it is the Company’s intent at the conclusion of these communications to incorporate any agreed to modifications into its future filings.

Form 10-K for the Fiscal Year ended July 31, 2009

Financial Statements and Supplementary Data, page 43

Note 2. Summary of Significant Accounting Policies, page 48

Cash and Cash Equivalents and Marketable Securities, page 53

We note your response to prior comment 2 and the information you plan to include in your future filings, if material. In future filings, please also revise this note to clearly indicate that your cash equivalents include reverse repurchase agreements and, consistent with the information included in the first bullet to your response, disclose a brief description of the transactions and your business reasons for undertaking them. Further, disclose how you account for and record the transactions on your books—for example, if true, you could disclose that you account for the transactions as collateralized financing transactions carried on your books at the amounts at which the securities will be sold (the amounts advanced), plus any accrued interest.

Response:

The Company will revise this note in future filings to indicate that its cash equivalents include reverse repurchase agreements. The Company will also include a brief description of the transactions and the business reasons for undertaking them. Finally, the Company will disclose how it accounts for and records the transactions on its books.

Mark J. Gallenberger

LTX-Credence Corporation

June 9, 2010

If you have any questions concerning these responses, need further supplementary information or if you would like to discuss any of the matters covered in this letter, please contact me at (781) 467-5417. Thank you.

/s/ Mark J. Gallenberger
Mark J. Gallenberger
Vice President and Chief Financial Officer
(Principal Financial Officer)

June 9, 2010

cc: Jeff Jaramillo, Accounting Branch Chief

Kevin Kuhar, Staff Accountant